VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the _________ day of October, 2025.

BETWEEN:

[⬤]

(the "Securityholder");

- and -

CHENGTUN GOLD ONTARIO INC.

(the "Purchaser");

WHEREAS the Securityholder is the registered and/or beneficial owner of the Subject Securities (as defined herein) set forth on the Securityholder's signature page of this Agreement;

AND WHEREAS the Purchaser and the Corporation (as defined herein) have entered into an arrangement agreement (as may be amended from time to time, the "Arrangement Agreement") concurrently with the entering into of this Agreement and propose to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the "Arrangement");

AND WHEREAS the Securityholder acknowledges that the Purchaser would not enter into the Arrangement Agreement or complete the transactions contemplated thereby, but for the execution and delivery of this Agreement by the Securityholder;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Securityholder and the Purchaser (collectively, the "parties") agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement. For the purposes of this Agreement:

"affiliate" has the meaning specified in National Instrument 45-106 - Prospectus Exemptions, as in effect on the date of this Agreement;

"associate" has the meaning ascribed thereto in the Securities Act (Ontario) as in effect on the date of this Agreement;

"Control" means (and any derivatives thereof, including "Controlled") (i) in relation to a Person that is a corporation, the ownership, directly or indirectly, of voting shares of such Person carrying more than 50% of the voting rights attaching to all voting shares of such Person and which are sufficient, if exercised, to elect a majority of its board of directors; and (ii) in relation to a Person that is a partnership, limited partnership, trust or other unincorporated entity (A) the ownership, directly or indirectly, of voting securities of such Person carrying more than 50% of the voting rights attaching to all voting securities of the Person, or (B) the ownership of other interests or the holding of a position (such as trustee or general partner) entitling the holder to exercise control and direction over the activities of such Person;

"Convertible Securities" means, collectively, any securities of the Corporation that are convertible into or exchangeable or exercisable for Shares;

"Corporation" means Loncor Gold Inc.;

"Securityholder Convertible Securities" means the Convertible Securities owned, directly or indirectly, by the Securityholder or an affiliate of the Securityholder;

"Securityholder Shares" means all Shares, directly or indirectly beneficially owned by the Securityholder or an affiliate of the Securityholder, as set forth on the Securityholder's signature page of this Agreement, together with all additional Shares directly or indirectly acquired subsequent to the date hereof by the Securityholder or any affiliate of the Securityholder, including, but not limited to, the Shares underlying the Securityholder Convertible Securities, and includes any other voting securities of the Corporation that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such Securityholder Shares or capital reorganization of the Corporation;

"Shares" means, the common shares and preference shares in the capital of the Corporation; and

"Subject Securities" means, collectively, the Securityholder Shares and the Securityholder Convertible Securities.

ARTICLE 2
COVENANTS

Section 2.1 General Covenants of the Securityholder

The Securityholder hereby covenants, undertakes and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4:

(a) at any meeting of securityholders of the Corporation (including in connection with any separate vote of any sub-group of securityholders of the Corporation that may be required to be held and of which sub-group the Securityholder forms part) called to vote upon the Arrangement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including written consent in lieu of a meeting) with respect to the Arrangement is sought, the Securityholder shall cause the Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) the Subject Securities (which have a right to vote at such meeting) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any other matters or actions necessary for the consummation of the transactions contemplated by the Arrangement Agreement);

(b) at any meeting of securityholders of the Corporation (including in connection with any separate vote of any sub-group of securityholders of the Corporation that may be required to be held and of which sub-group the Securityholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders or other securityholders of the Corporation is sought (including by written consent in lieu of a meeting), the Securityholder shall cause the Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) the Subject Securities (which have a right to vote at such meeting) against any Acquisition Proposal or any matter that would reasonably be expected to prevent or materially delay the consummation of the Arrangement and any of the transactions contemplated by the Arrangement Agreement (including (i) an amendment to the articles or by-laws of the Corporation or other proposal or transaction involving the Corporation which amendment or other proposal or transaction is made to facilitate an Acquisition Proposal or that would reasonably be expected to prevent or materially delay the consummation of the Arrangement, or (ii) an action, agreement, transaction or proposal that would reasonably be expected to prevent or delay the Meeting, or (iii) any material corporate transaction, such as a merger, consolidation or other business combination, involving the Corporation or its Subsidiaries (other than the Arrangement) that would reasonably be expected to prevent or delay the consummation of the Arrangement), and shall not purport to tender or deposit into any such Acquisition Proposal any of the Subject Securities;

(c) the Securityholder hereby revokes and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(d) the Securityholder shall not, and the Securityholder shall not direct any of its officers, directors, employees, representatives, agents, associates or affiliates (each, a "Representative") to, on its behalf, directly or indirectly:

(i) solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser's proposed purchase of the Shares as contemplated by the Arrangement;

(ii) knowingly assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser's proposed purchase of the Shares as contemplated by the Arrangement;

(iii) act jointly or in concert with others with respect to the Shares or any other voting securities of the Corporation for the purpose of opposing or competing with the Purchaser's proposed purchase of Shares as contemplated by the Arrangement or knowingly facilitating an Acquisition Proposal;

(iv) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information of the Corporation or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v) subject to Section 5.3, participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal;

(vi) subject to Section 5.3, approve, endorse or recommend, or propose publicly to approve, endorse or recommend, an Acquisition Proposal;

(vii) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(viii) knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(e) the Securityholder shall immediately cease and direct its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons with respect to any Acquisition Proposal;

(f) the Securityholder agrees not to, directly or indirectly, (i) sell, transfer, gift, assign, tender, grant a participation interest in, option, hedge, pledge, hypothecate, create or suffer to exist any mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever, other than pursuant to this Agreement ("Liens"), grant a security interest in or otherwise convey, encumber or dispose of any right or interest in (each, a "Transfer"), or enter into any agreement, commitment, understanding, option or other arrangement with respect to the Transfer of, any of the Subject Securities to any Person, other than pursuant to the Arrangement Agreement, or to one or more affiliates of the Securityholder without affecting beneficial ownership or control or direction over the Subject Securities, (ii) grant or agree to grant any proxy, power of attorney or other right to vote, deliver any voting instruction form, deposit any of the Subject Securities into any voting trust or pooling agreement, or enter into any other voting arrangement, commitment or understanding, whether by proxy, voting agreement or otherwise, with respect to the Subject Securities, other than pursuant to this Agreement, or (iii) call meetings of shareholders or give consents or approval of any kind as to the Subject Securities in respect of an Acquisition Proposal that, in each case could reasonably be expected to prevent or delay the consummation of the Arrangement or the other transactions contemplated by the Arrangement Agreement or this Agreement;

(g) the Securityholder waives to the fullest extent permitted by Law any and all rights of appraisal or rights of dissent that the Securityholder may have with respect to the Arrangement Resolution or the transactions contemplated by the Arrangement Agreement, and will not exercise any such right with respect to any such resolution which are waived hereby;

(h) other than Convertible Securities that will expire prior to the termination of this Agreement pursuant to their terms, the Securityholder or any affiliate of the Securityholder shall not exercise any Securityholder Convertible Securities, which for certainty includes the Convertible Securities set out in the Securityholder's signature page hereto;

(i) the Securityholder shall not intentionally take any other action of any kind which would (i) reasonably be expected to prevent or delay the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement or this Agreement, or (ii) knowingly facilitate an Acquisition Proposal;

(j) the Securityholder shall not commence or join in, as a plaintiff, and agrees to use commercially reasonable efforts to opt out of, any class in any class action with respect to, any claim, derivative or otherwise, against the Purchaser, the Corporation or any of their respective affiliates or successors (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, or (ii) alleging a breach of any fiduciary duty of any person in connection with the negotiation and entry into of the Arrangement Agreement; and

(k) without limiting the generality of Section 5.1, no later than five (5) Business Days prior to the date of the Meeting and as far in advance as practicable of every adjournment or postponement thereof: (i) with respect to any Subject Securities that are registered in the name of the Securityholder (which have a right to vote at such meeting), the Securityholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Circular, and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement Resolution and any resolutions approving, consenting to, ratifying or adopting the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement); and (ii) with respect to any Subject Securities that are beneficially owned by the Securityholder but not registered in the name of the Securityholder (which have a right to vote at such meeting), the Securityholder shall deliver or cause to be delivered a duly executed voting instruction form to the intermediary through which the Securityholder holds its beneficial interest in such Subject Securities (which have a right to vote at such meeting) with a copy to the Purchaser concurrently, instructing that such Subject Securities (which have a right to vote at such meeting) be voted at the Meeting in favour of the Arrangement Resolution and any resolutions approving, consenting to, ratifying or adopting the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement). Such proxy or proxies shall name those individuals as may be designated by the Corporation in the Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, invalidated or modified without the prior written consent of the Purchaser unless this Agreement is terminated in accordance with Article 4 prior to the exercise of such proxy.

Section 2.2 Covenant of the Purchaser

The Purchaser agrees to comply with its obligations under the Arrangement Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Securityholder

The Securityholder hereby represents, warrants and covenants to the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a) Incorporation. If the Securityholder is not an individual, the Securityholder is a subsisting corporation or other entity under the laws of the jurisdiction of its existence.

(b) Capacity; Authorization. The Securityholder has the requisite power and capacity and has received all requisite approvals to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Securityholder and the consummation by the Securityholder of the transactions contemplated hereunder have been authorized by the directors of the Securityholder, if applicable, and no other proceeding on the part of the Securityholder is necessary to authorize this Agreement or the transactions contemplated hereby.

(c) Enforceable. This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation, enforceable against the Securityholder in accordance with its terms, subject to limitations with respect to enforcement imposed by Law in connection with bankruptcy, insolvency and other similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(d) Ownership of Shares and Other Securities. The Securityholder is the sole direct or indirect beneficial owner of the Securityholder Shares and, if not converted, exchanged or exercised, the Securityholder Convertible Securities, if any, with good and marketable title thereto, free and clear of any and all Liens.

(e) No Breach. Neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will:

(i) violate, contravene, result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Securityholder, if applicable, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Securityholder is a party or by which the Securityholder or any of its properties or assets (including the Subject Securities) may be bound;

(ii) require on the part of the Securityholder any filing or declaration with or notice to (other than pursuant to the requirements of applicable securities legislation (which filings the Securityholder will undertake)) or permit, authorization, consent or approval of, any Governmental Entity or any other person; or

(iii) subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Securityholder or any of its properties or assets, in each case, other than as would not be reasonably expected to adversely affect the Securityholder's ability to perform its obligations hereunder in any material respect.

(f) No Proceedings. To the knowledge of the Securityholder, there is no action, suit, proceeding, claim, audit, arbitration, investigation, or other actions pending before any Governmental Entity, or threatened in writing against the Securityholder that would adversely affect the ability of the Securityholder to enter in this Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Securityholder Shares or Securityholder Convertible Securities and, to the knowledge of the Securityholder, there is no judgment, decree or order against the Securityholder that would adversely affect the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder.

(g) No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Securityholder Shares or Securityholder Convertible Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.

(h) Voting. The Securityholder has and immediately prior to the Effective Date will continue to have, sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, with respect to all Subject Securities (which have a right to vote at a meeting), as applicable. Other than pursuant to this Agreement, none of the Subject Securities are subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(i) No Other Securities. The only securities of the Corporation that are beneficially owned or over which control or direction is exercised, directly or indirectly, by the Securityholder as at the date hereof are the Subject Securities set forth on the Securityholder's signature page of this Agreement and the Securityholder has no other agreement or option, or right or privilege, directly or indirectly, (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of the Corporation.

(j) Notice of Acquisitions. Notwithstanding the restriction on exercising set out in Section 2.1(h), the Securityholder agrees to notify the Purchaser as promptly as practicable (and in any event within the sooner of (i) five (5) Business Days following such acquisition or (ii) one Business Day prior to the Meeting), in writing of the number of any additional Shares or other securities of the Corporation of which the Securityholder acquires beneficial ownership, or over which the Securityholder acquires control or direction, on or after the date hereof.

Section 3.2 Representations and Warranties of the Purchaser

The Purchaser hereby represents, warrants and covenants to the Securityholder, acknowledging that the Securityholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a) Incorporation; Capacity; Authorization. The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b) Authorization. The execution, delivery and performance of this Agreement by the Purchaser has been duly authorized and no other internal proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder and to consummate the transactions contemplated hereby.

(c) No Breach. Neither the execution and delivery of this Agreement by the Purchaser, the consummation by the Purchaser of the transactions contemplated hereby nor the compliance by the Purchaser with any of the provisions hereof will:

(i) violate, contravene, result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Purchaser or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Purchaser is a party or by which the Purchaser or any of its properties or assets may be bound; or

(ii) subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Purchaser or any of its properties or assets, in each case, other than as would not be reasonably expected to adversely affect the Purchaser's ability to perform its obligations hereunder in any material respect.

(d) Enforceable. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to limitations with respect to enforcement imposed by Law in connection with bankruptcy, insolvency and other similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(e) No Proceedings. To the knowledge of the Purchaser, there is no action, suit, proceeding, claim, audit, arbitration, investigation, judgment, order, decree or other action pending before any Governmental Entity, or threatened against or affecting the Purchaser that would affect the ability of the Purchaser to enter into this Agreement and to perform its obligations hereunder.

ARTICLE 4
TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a) at any time upon the mutual written agreement of the Purchaser and the Securityholder;

(b) by the Purchaser, when not in material default of its performance of its obligations under this Agreement that has not been remedied or cured within five (5) Business Days of written notice of such default, upon delivery of written notice of termination to the Securityholder, and without prejudice to any of its rights hereunder and in its sole discretion, if:

(i) any of the representations and warranties of the Securityholder in this Agreement shall not be true and correct in all material respects; or

(ii) the Securityholder shall not have complied with its covenants to the Purchaser contained in this Agreement  in all material respects;

(c) by the Securityholder, when not in material default of its performance of its obligations under this Agreement that has not been remedied or cured within five (5) Business Days of written notice of such default, upon delivery of written notice of termination to the Purchaser, and without prejudice to any of its rights hereunder and in its sole discretion, if the Purchaser: (i) decreases the Consideration payable per Subject Security pursuant to the Arrangement; (ii) changes the amount or form of Consideration payable pursuant to the Arrangement (other than to increase the total Consideration per Subject Security or to add additional consideration); or (iii) without prior written consent of the Securityholder, otherwise substantially varies the Arrangement or any terms or conditions thereof, in each case, in a manner that is material and adverse to the Securityholder; or

(d) automatically upon the earlier of: (i) the occurrence of the Effective Time and (ii) the termination of the Arrangement Agreement.

Section 4.2 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and (i) for certainty, the Securityholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given in respect of the Subject Securities and (ii) no party shall have liability to any other party, except neither the provisions of this Article 4 nor the termination of this Agreement shall relieve any party from any liability to any other party arising out of or in connection with a breach by such party of this Agreement prior to such termination or expiration.

ARTICLE 5
GENERAL

Section 5.1 Further Assurances

Each of the Securityholder and the Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party's cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement. From time to time, at the Purchaser's reasonable request and without further consideration, the Securityholder agrees to use commercially reasonable efforts to cooperate with the Purchaser, at Purchaser's sole expense, in making all filings and obtaining all consents of Governmental Entities and other Persons and to execute and deliver such additional documents and take such further actions as may be reasonable and are necessary or desirable to effect the actions contemplated by this Agreement or the Arrangement Agreement.

Section 5.2 Disclosure

(a) The parties acknowledge that the form of this Agreement will be filed by the Corporation at www.sedarplus.com. The Securityholder hereby authorizes the Purchaser and the Corporation to publish and disclose in any announcement or disclosure required by any Governmental Entity and in any circular relating to the Meeting the Securityholder's identity, the Subject Securities and the nature of the Securityholder's obligations under this Agreement in a manner consistent with disclosure made by the Securityholder with respect to its beneficial ownership or exercise of control or direction over Subject Securities in its public filings, as applicable.

(b) Except as set forth above or as required by Law, the Securityholder shall not make any public announcement or public statement with respect to this Agreement without the approval of the Purchaser; provided that, with respect to any public announcement or statement required to be made by Law, to the extent practicable and permitted by Law, the Securityholder shall advise the Purchaser of such requirement and shall use commercially reasonable efforts to cooperate with the Purchaser and the Corporation to cause a mutually agreeable public announcement or statement to be issued.

Section 5.3 Fiduciary Duty

If the Securityholder or any of its securityholders, directors, officers or affiliates is an officer or director of the Corporation, nothing herein shall restrict or limit such Person from taking any action required to be taken in the discharge or his or her fiduciary duty as a director or officer of the Corporation or that is otherwise permitted by, or done in compliance with, the Arrangement Agreement, in his or her capacity as a director or officer of the Corporation. The Purchaser hereby acknowledges and agrees that the Securityholder is not making any agreement or understanding herein in any capacity other than in its capacity as a securityholder of the Corporation.

Section 5.4 No Ownership Interest

Nothing contained in this Agreement shall be deemed to vest in the Purchaser any direct or indirect ownership or incidence of ownership of or with respect to the Subject Securities. All rights and all ownership and economic benefits of and relating to Subject Securities shall remain vested in and belong to the Securityholder, and nothing herein shall, or shall be construed to, grant the Purchaser any power, sole or shared, to direct or control the voting or disposition of any of such Subject Securities.

Section 5.5 Time

Time shall be of the essence in this Agreement.

Section 5.6 Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction. The parties irrevocably submit to the exclusive jurisdiction of the courts of the Province of Ontario in the City of Toronto with respect to any dispute, claim or other matter arising under this Agreement and irrevocably waive, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of any such claim and any right to trial by jury with respect to any claim arising out of or relating to this Agreement. The parties agree that final judgment in any such claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 5.7 Entire Agreement

This Agreement constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.8 Amendments

This Agreement may not be waived, modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the Securityholder and the Purchaser.

Section 5.9 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 5.10 Assignment

Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party, except that the Purchaser may assign all or any portion of its rights and obligations under this Agreement to any of its affiliates which agrees to be bound by the applicable covenants of the Purchaser contained herein and comply with the applicable provisions of this Agreement, but none of any such assignments shall relieve the Purchaser of its obligations hereunder and the Purchaser shall continue to be fully liable as primary obligor, on a joint and several basis with any such entity, to the Securityholder for any default in performance by the assignee of the Purchaser's obligations hereunder.

Section 5.11 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.12 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a) to the Purchaser at:

Chengtun Gold Ontario Inc.

77 King St. West, Suite 400

Toronto, Ontario, M5K 0A1

Canada

Attention:  [redacted]

Email:  [redacted]

with a copy to each of the following (which shall not constitute notice):

Dentons Canada LLP
77 King St. West, Suite 400
Toronto, Ontario, M5K 0A1
Canada

Attention:  Alex Farcas; Benjamin Iscoe

Email:  [redacted]

(b) to the Corporation at:

Loncor Gold Inc.
4120 Yonge Street, Suite 304

Toronto, Ontario

M2P 2B8

Attention: Chief Financial Officer

E-mail:  [redacted]

with a copy to (which shall not constitute notice):

Dickinson Wright LLP

Commerce Court West

199 Bay Street, Suite 2200

Toronto, Ontario, M5L 1G4

Attention:  Geoffrey Farr

Email:  [redacted]

(c) the Securityholder, as set forth on the signature page to this Agreement,

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section 5.12. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

Section 5.13 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to seek the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and each party will (and hereby does) waive, in any action for specific performance, interlocutory, preliminary and permanent injunctive relief and/or any other equitable relief, the defence of adequacy of a remedy at law and any requirement for the securing or posting of any bond in connection with the obtaining of any such relief.

Section 5.14 Independent Legal Advice

The Securityholder acknowledges that it has been advised to seek independent legal advice with respect to this Agreement and the Securityholder has either obtained such advice or consciously determined that it does not need such advice and that, in either case, it is entering into this Agreement of its own free will, under no compulsion or duress and that it understands and is aware of the terms and conditions hereof.

Section 5.15 Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

Section 5.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by e-mail transmission or other electronic means) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of a similarly executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

Remainder of page intentionally left blank

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

Chengtun Gold Ontario Inc.

By:
Name: Title:

[SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT]

(Print Name of Securityholder)

(Signature of Securityholder or Authorized Signatory)

(Print Name and Title)
Address:

Telephone:
Email:
Number of Securityholder Shares:
Common Shares

Number and type of Convertible Securities held:
Corporation Options:
Corporation Warrants:

[SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT]